UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 15, 2017

Sterling Bancorp

(Exact name of registrant as specified in its charter)

Delaware	001-35385	80-0091851
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

400 Rella Boulevard, Montebello, New York		10901
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (845) 369-8040

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On May 15, 2017, Sterling Bancorp (“Sterling” or the “Company”), the parent company of Sterling National Bank (the “Bank”), announced that on May 12, 2017 the Federal Reserve inadvertently made public confidential supervisory information relating to findings by the Office of the Comptroller of the Currency (the “OCC”) from nearly five months ago regarding the Bank’s 2014-2016 community reinvestment act (“CRA”) data and overall CRA data compliance management. The Bank has worked hard to address the OCC’s findings and believes it has done so. As a result of the legal constraints relating to disclosure of confidential supervisory information, the Company and the Bank are working closely with their regulators to craft a more detailed public response. The Company remains confident that it has no obstacles to obtaining prompt regulatory approval for its pending merger with Astoria Financial Corporation (“Astoria”) and that it will be able to close the transaction in the fourth quarter of this year as previously announced. A copy of the press release is attached hereto as Exhibit 99.1.

Cautionary Statement Regarding Forward-Looking Statements

Some of the statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Sterling’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Astoria and Sterling, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. In addition to factors previously disclosed in Sterling’s and Astoria’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the Merger, including approval by Astoria stockholders, on the expected terms and schedule; delay in closing the Merger; business disruption following the merger; difficulties and delays in integrating the Sterling and Astoria businesses or fully realizing cost savings and other benefits; Sterling’s potential exposure to unknown or contingent liabilities of Astoria; the challenges of integrating, retaining, and hiring key personnel; failure to attract new customers and retain existing customers in the manner anticipated and other consequences associated with mergers, acquisitions and divestitures; the outcome of pending or threatened litigation, or of matters before regulatory agencies, whether currently existing or commencing in the future, including litigation related to the merger; any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan, or other systems; changes in Sterling’s stock price before closing, including as a result of the financial performance of Astoria prior to closing; operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which Sterling and Astoria are highly dependent; changes in legislation, regulation, policies, or administrative practices and the ability to comply with such changes in a timely manner; changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Federal Reserve Board; changes in interest rates, which may affect Sterling’s or Astoria’s net income, prepayment penalty income, mortgage banking income, and other future cash flows, or the market value of Sterling’s or Astoria’s assets, including its investment securities; changes in accounting principles, policies, practices, or guidelines; changes in Sterling’s credit ratings or in Sterling’s ability to access the capital markets; natural disasters, war, or terrorist activities; and other economic, competitive, governmental, regulatory, technological, and geopolitical factors affecting Sterling’s or Astoria’s operations, pricing, and service.

For any forward-looking statements made in this report, Sterling claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report. Sterling does not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this report and attributable to Sterling, Astoria or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this report.

Important Additional Information

Investors and stockholders are urged to carefully review and consider each of Sterling’s and Astoria’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Sterling with the SEC may be obtained free of charge at Sterling’s website at www.sterlingbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Sterling by requesting them in writing to Sterling Bancorp, 400 Rella Boulevard, Montebello, New York 10901, Attention: Investor Relations, or by telephone at (845) 369-8040.

The documents filed by Astoria with the SEC may be obtained free of charge at Astoria’s website at www.astoriabank.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Astoria by requesting them in writing to Astoria, c/o Astoria Bank, One Astoria Bank Plaza, Lake Success, New York 11042, Attention: Investor Relations, or by telephone at (516) 327-7877.

This communication is being made in respect of the Merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities. In connection with the Merger, Sterling has filed with the SEC and the SEC has declared effective, a registration statement on Form S-4 (File No. 333-217153) (the “Form S-4”) which includes the Proxy Statement/Prospectus, and other documents regarding the Merger. Before making any voting or investment decision, investors and stockholders of Sterling and Astoria are urged to carefully read the entire Form S-4 and the Proxy Statement/Prospectus, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they contain important information about the Merger, Sterling and Astoria. Investors and stockholders can obtain the Form S-4 and the Proxy Statement/Prospectus free of charge from the SEC’s website or from Sterling or Astoria by writing to the addresses provided for each company set forth in the paragraphs above.

Sterling, Astoria, their directors, executive officers and certain other persons may be deemed participants in the solicitation of proxies from Astoria stockholders in connection with the proposed Merger. Information about the directors and executive officers of Sterling and their ownership of Sterling common stock and the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the Proxy Statement/Prospectus. Free copies of the Proxy Statement/Prospectus may be obtained as described in the paragraphs above.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
99.1	Press Release, dated May 15, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Sterling Bancorp

Date: May 15, 2017	By:	/s/ Luis Massiani
Luis Massiani
Senior Executive Vice President and Principal Financial Officer